September 25, 2013

Via EDGAR and by Facsimile

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2012 (File No. 000-50826)

Dear Mr. Spirgel:

KongZhong Corporation (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated September 23, 2013 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2013. On behalf of the Company, we wish to thank you and the other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. Regrettably, partly due to the coming public holidays in the PRC from October 1, 2013 to October 7, 2013, the Company believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from September 23, 2013. However, the Company expects that it will be in a position to respond to all of the SEC staff’s comments by October 11, 2013, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Larry Spirgel	-2-

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), or the undersigned by phone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Larry Spirgel (Securities and Exchange Commission) Leilei Wang
Chief Executive Officer (KongZhong Corporation)

William Y. Chua (Sullivan & Cromwell)